KMG AMERICA CORPORATION

12600 Whitewater Drive, Suite 150

Minnetonka, Minnesota 55343

September 5, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	KMG America Corporation Form 10-K for the fiscal year ended December 31, 2006 File No. 001-32377

Dear Mr. Rosenberg:

This is to respond to the Staff’s comment of August 30, 2007, with respect to the above mentioned filing of KMG America Corporation (“KMG” or the “Company”). For convenience of reference, the Staff’s comment is reprinted below in italics and is followed by KMG’s response.

Form 10-K for fiscal year ended December 31, 2006

Notes to Consolidated Financial Statements, page 82

Note 16, Business Segments, page 109

1.	Please explain to us why your change from an aggregate model to a seriatim model resulted in new information within the context of a change in estimate.

RESPONSE:

We thought it would be helpful to describe our accounting of benefit reserves during the first six quarters following the acquisition of Kanawha against the framework of relevant accounting guidance. The response to the Staff’s comment will be integrated into this broader discussion.

SFAS 141

KMG’s acquisition of Kanawha was an acquisition of a business under SFAS 141, which specifically requires companies to present the fair value of all acquired assets and liabilities. Initially, KMG developed its estimate of the fair value of the acquired benefit reserves using an aggregate actuarial valuation model, which is the common practice for insurance company acquisitions. As allowed under SFAS 141, during the allocation period, the initial estimates of fair value are to be refined as more detailed information is obtained during the allocation period. KMG selected all of the relevant actuarial assumptions based on appropriate analysis performed at the date of the acquisition and these assumptions have been consistently used (or locked up) for all subsequent periods. The allocation of initial estimates of total fair value to individual or specific assets and liabilities is refined during the allocation period, which is the process KMG followed in developing seriatim based reserve calculations. “Allocation period” is defined as:

The period that is required to identify and measure the fair value of the assets acquired and the liabilities assumed in a business combination. The allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Thus, the existence of a preacquisition contingency for which an asset, a liability, or an impairment of an asset cannot be estimated does not, of itself, extend the allocation period. Although the time required will vary with circumstances, the allocation period should usually not exceed one year from the consummation of a business combination (FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, paragraph 4(b)).

In KMG’s situation, the calculation of the hundreds of thousands of factors required for a seriatim calculation took 18 months. Therefore, under SFAS 141, KMG was not allowed to revise its original allocations of the total fair value by adjusting its initial fair value estimates. SFAS 141 requires the following when adjustments to the original fair value are determined after the allocation period:

After the end of the allocation period, an adjustment that results from a preacquisition contingency, other than a loss carryforward, shall be included in the determination of net income in the period in which the adjustment is determined (FASB Statement No. 38, paragraph 6).

Therefore, SFAS 141 specifically required KMG to record the changes in the fair value estimate of reserves in the period in which the adjustment was determined. It is also important to note that the seriatim refinement did not produce a different total fair value of reserves from that produced by the aggregate model, thus validating the accuracy of the initial aggregate model. The seriatim refinement did produce different fair values of reserves by segment, which was accounted for in the period such differences were reasonably determined.

SFAS 154

As discussed above, SFAS 141 is the guiding accounting literature that should be applied to the change in fair value of reserves estimates by segment following an acquisition. However, analysis under SFAS 154 results in the same conclusion reached under SFAS 141. Paragraph 2 of SFAS 154 defines a “change in accounting estimate” as “a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.” Paragraph 19 of SFAS 154 provides that “a change in accounting estimate shall be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.”

When using both the aggregate model and the seriatim model, KMG’s reserve methodology remained the same (i.e., in each model, KMG applied the same reserve valuation basis for benefit reserves (net level premium) and the same assumptions for factors such as interest rates, standard mortality and morbidity, persistency, excess morbidity in Florida long-term-care insurance, excess morbidity in disability income insurance and major medical insurance, a provision for adverse deviation and premium rate increases). This consistency in reserve valuation assumptions is required under SFAS 60.

Using an aggregated projection model, the valuation basis and assumptions were applied to aggregate projected data for various insurance product types. Using the seriatim model, the same valuation basis and assumptions were applied to actual data for each policy such as the type of plan, age of insured and amount of insurance. The effect on total benefit reserves of the various purchase accounting reserve assumptions can only be estimated in the aggregate model. It is only in the detailed policy by policy calculations that the actual effect of the purchase accounting reserve assumptions is known. The analysis involved in deriving the seriatim reserve factors provided information not previously available as to how the actual reserves would emerge over time when all such assumptions are taken into account. This new information allows us to better allocate the total fair value of our benefit reserves.

For example, an aggregate model of 100 policies might assume an average age of 50 and a factor for an age 50 person would be developed using the selected actuarial assumptions. A seriatim calculation would apply an individual factor to each policy based on the insured’s age, but otherwise use the exact same actuarial assumptions for interest, persistency, mortality, etc. as used in the aggregate model. If the true actual average age on a weighted policy in force basis was 52, the seriatim reserve valuation would be higher than the aggregate model based on an average assumed age of 50.

Given the amount of time required to apply KMG’s valuation basis and assumptions to the hundreds of thousands of details required under the seriatim model, such details effectively were not available for the purpose of calculating benefit reserves from December 2004 through June 2006. Because that detailed data was not informative or useful until the seriatim model was completed, it became new information to KMG when the seriatim model was completed. Accordingly, using the refined seriatim model to produce such new information constituted a change in accounting estimate under SFAS 154 and was properly accounted for in the period of the change and should not be retrospectively applied.

SFAS 131

The Staff asked us to consider the relevance of SFAS 131. Paragraphs 34 and 35 of SFAS 131 provide that “if an enterprise changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the corresponding information for earlier periods, including interim periods, shall be restated unless it is impracticable to do so.” SFAS 131 does not apply to KMG because KMG did not change the structure of its internal organization or the composition of its reportable segments in any period reported. While the change in estimate discussed above resulted in a change in the reserves allocation among segments, it is simply a reflection of KMG’s refinement of purchase accounting reserve estimates and not a structural change in KMG’s reportable segments requiring a restatement of prior year amounts.

Please contact me at (952) 930-4804 if you have any questions or require any additional information with regard to our response.

Sincerely,

/s/ Scott H. DeLong III

Scott H. DeLong III

Senior Vice President and Chief Financial Officer